Mail Stop 3561

February 18, 2010

Mr. Anthony M. Sanfilippo
Chief Executive Officer
Multimedia Games Inc.
206 Wild Basin Road
Building B
Austin, Texas 78746

> **Re:** **Multimedia Games Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed December 14, 2009**
> **File No. 0-28318**

Dear Mr. Sanfilippo:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Item 7.   Management Discussion and Analysis of Financial Condition and Results of Operations, and
Critical Accounting Policies, page 39
Property and Equipment and Leased Gaming Equipment

1. We note your section on critical accounting policies related to property and equipment and leased gaming equipment. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. However, your disclosures appear to indicate that different assumptions would result in different amounts reported, without discussion of the specific assumptions that changed and resulted in impairments recorded in each of the most recent two fiscal years. In this regard, we believe you should expand your critical accounting policy to discuss in greater detail the significant estimates and assumptions used by management in its impairment analyses.. Please revise future filings accordingly.

Income Taxes, page 42

2. We note that management has determined that it is not more likely than not that the future benefit associated with all of the Company's existing deductible temporary differences and carryforwards will be realized and as a result, the Company recorded a valuation allowance against its deferred tax assets to the extent that its gross deferred tax assets exceed the Company's carryback potential. Please expand your discussion in future filings to address the facts and circumstances that led to the change in valuation allowance and income tax expense, such as different assumptions used for future cash flow and income projections.

Liquidity and Capital Resources

3. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

U. S. GAAP Net Income (loss) to EBITDA and Adjusted EBITDA Reconciliation, page 43

4. We note that in the current year, you have presented Adjusted EBITDA, reconciled to EBITDA and Net Income, which excludes the effects of several charges, the most material of which are impairment and litigation costs. Your disclosures indicate that you are making such presentations because they enhance

an overall understanding of your past performance, provide information useful to investor because of their historical use as a performance measure, and because other companies in the gaming sector use this measure. Different unusual items are likely to occur every period, and companies and investors may differ on items or events that warrant adjustment. We understand the importance of highlighting infrequent events or transactions, however, trends may be distorted and disclosure unbalanced if only certain items are adjusted while the effects of other infrequent events or transactions (favorable or unfavorable) are not considered or highlighted. Pursuant to Question 102.3 of the Compliance and Disclosure Interpretations on non-GAAP financial measures issued January 11, 2010, companies must provide the substantive reasons why adjusted performance measures are useful pursuant to Regulation G and the Requirements of Item 10(e) of Regulation S-K. In light of your disclosed use of Adjusted EBITDA as a performance measure, supplementally advise us and significantly revise your disclosures in future filings to provide substantive reasons for presenting Adjusted EBITDA, such as that it is defined in your credit facility. Also, provide its calculation exactly as it appears in your credit facility, and eliminate any adjustments that have not been agreed upon with the lenders in all future filings.

Notes to the Financial Statements
Note 1. Summary of Significant Accounting Policies
– Costs and Billings on Uncompleted Contract, page 57

5. We note that during fiscal 2008 and continuing during fiscal 2009 you entered into a fixed-price contract with a customer which is being accounted for using the completed-contract method. Please tell us, and disclose in future filings, the criteria that will be used to determine substantial completion for revenue recognition purposes. See FASB ASC 605-35-50-4.

Property and Equipment and Leased Gaming Equipment, page 58

6. We note your disclosure that leased gaming equipment includes a "pool" of rental terminals that are units that have previously been placed in the field under participation arrangements but are currently back with the Company, being refurbished and/or awaiting redeployment. In light of your disclosure on page 40 of MD&A that for fiscal 2009 a significant portion of the $61 million depreciation and amortization expense related to assets in the rental pool, please provide us more detail, and disclose in MD&A in future filings, how you analyze these rental pool assets for impairment, including the nature of the significant assumptions used in your analysis. As part of your response, please tell us the amount of rental pool assets recorded on the balance sheet as of September 30, 2009 and 2008.

Note 2. Property and Equipment and Leased Gaming Equipment, page 63

7. We note from your disclosure in the statement of cash flows that in 2009 and

2008 you recorded provisions for impairment of long-lived assets of $11.2 million and $5.6 million, respectively. Please tell us, and disclose in the notes to the financial statements in future filings, the nature of these impairments for both 2009 and 2008 and the line item on the income statement that includes the impairment charge. Your response and revised disclosure should include the circumstances leading up to the impairment charges and the method used for determining fair value. Also, it appears that these charges are rather material to operating income, and to their respective asset categories. Therefore, pursuant to Rule 5-03.3 of Regulation S-X, they should be separately presented in the aggregate, on the face of the income statement, with appropriate disclosure regarding the facts and circumstances that led to their recognition.

Note 6. Accounts Payable and Accrued Expenses, page 66

8. We note from your disclosure that trade accounts payable and accrued expenses represent a significant amount of current liabilities. In future filings, please separately disclose either on the face of the balance sheet or in the notes to the financial statements, the amount related to accounts payable. See Rule 5-02.19(a) of Regulation S-X.

Note 7. Credit Facility, Long-Term Debt, page 67

9. We note your disclosure that in connection with the third amendment to the Credit Facility in July 2009, you paid a one-time fee of 25 basis points of the total borrowing capacity of $125 million as well as other customary fees associated with the amendment. Please tell us, and revise future filings to disclose, how you accounted for these fees in accordance with ASC 470-50-40.

10. We note from your disclosure that in May 2008 you purchased an interest rate cap which is accounted for as a hedge in accordance with ASC Topic 815. In light of the fact that this appears to be a financial instrument valued at fair value on a recurring basis, please revise future filings to include the fair value disclosures required by FASB ASC 820-10-50. These disclosures include:

a. The fair value measurements at the reporting date

b. The level within the fair value hierarchy in which the fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3)

c. For fair value measurements using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following

(1) Total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings (or changes in net assets), and a description of where those gains or losses included in earnings (or changes in net assets) are reported in the statement of income

(or activities)

(2) Purchases, sales, issuances, and settlements (net)

(3) Transfers in and/or out of Level 3 (for example, transfers due to changes in the observability of significant inputs)

d. The amount of the total gains or losses for the period included in earnings (or changes in net assets) that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date and a description of where those unrealized gains or losses are reported in the statement of income (or activities)

e. In annual periods only, the valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques, if any, during the period.

Note 9. Income Taxes, page 69

11. We note that the reconciliation of federal income tax expense at the statutory rate to the provision (benefit) for income taxes includes a line item titled "other, net." Please provide us more details about, and disclose in future filings the nature and amounts of the items included in this "other" category for fiscal 2008.

Note 11. Commitments and Contingencies, page 74

12. We note that the legal fees and settlement costs charged to the statement of operations during fiscal 2009 appear to be material to operating income. Therefore, pursuant to Rule 5-03.3 of Regulation S-X, they should be separately presented on the face of the income statement, with appropriate disclosure regarding the facts and circumstances that led to their recognition. Please revise future filings accordingly.

Government Regulation, page 75

13. We note your disclosure that included with the equipment seized in March 2009 by the Governor's Task Force on Illegal Gambling were approximately 34 of the Company's games and certain of the Company's charity bingo equipment located in Alabama. Please explain to us, and disclose in future filings, whether the equipment was in possession of the Company as of September 30, 2009 or if it was still held by the Task Force. If this equipment was not in the Company's possession as of September 30, 2009, please explain to us your accounting treatment for the equipment as of year end September 30, 2009. Also, please tell us who had possession of the equipment as of December 31, 2009.

Note 14. Supplemental Consolidated Quarterly Financial Data (Unaudited), page 78

14. We note your disclosure that during fiscal 2009 the Company hired a new management team which conducted a thorough analysis of the Company's business and as a result it was determined that certain assets should be written-off

or reserved for as of September 30, 2009. The charges included a valuation allowance on deferred tax assets of $25 million, the write-off of property and equipment included in the Company's rental pool and obsolete component parts of $5.6 million, the write-off of certain licenses used for game development of $2 million and a reserve for slow-moving component parts of $1.8 million. Please tell us why you believe these write-offs or reserves were appropriate in the period recorded, rather than a prior period. As part of your response, please tell us the nature of any changes in facts and circumstances between year end fiscal 2008 and year end fiscal 2009 that resulted in the write-off or reserve being appropriately recorded. Also, in future filings, please revise Note 14 to disclose the appropriate quarter in which these unusual or infrequent events occurred.

Note 1. Summary of Significant Accounting Policies
Segment and Related Information, page 59

15. We note your disclosure indicating that although the Company has a number of operating divisions, separate segment data has not been presented as they meet the criteria for aggregation as permitted by ASC Topic 280, "Segment Reporting". Based on your discussion in MD&A regarding your results of operations for your different types of revenues, it appears that the company analyzes each type of revenue in detail, and addresses factors that affected each type of revenue separately. For example, it appears that recent changes such as increased competition from Class II providers, the influx of Oklahoma Compact and other Class III units and the economy as a whole, have resulted in Class II terminals to decrease as they are replaced by higher-earning Oklahoma compact type. This information also suggests that different environmental factors might have resulted in your revenue sources having different operating margins. In light of the aforementioned considerations, supplementally advise us and expand your disclosure to indicate why you believe your different operating divisions meet the criteria for aggregation outlined in ASC 280-10-50-11. Also, please note that ASC 280-10-50-12 does not preclude separate reporting for operating segments that do not meet the 10% threshold if such information is useful to the Chief Operating Decision Maker (CODM) and shareholders. As part of your response, please explain in detail how your chief operating decision maker analyzes the Company's results for purposes of making decisions about resources to be allocated and for assessing performance and why the aggregated operations have "similar economic characteristics" as required by ASC 280-10-50-11. We may have further comment upon receipt of your response.

Form 10-Q for the Quarter Ended December 31, 2009
Note 8. Commitments and Contingencies, page 16

16. We note your disclosure regarding the fact that three of the four facilities in Alabama which have installed charitable bingo units provided by Multimedia Games, Inc., as well as other game manufacturers, have recently voluntarily

ceased operations for a yet to be determined amount of time, following an unsuccessful attempt by the Governor's Task Force on Illegal Gambling to raid certain of those facilities. In light of the materiality of the revenues associated with the Alabama market and the assets dedicated to the Alabama market, please tell us and revise future filings to provide extensive disclosure regarding the current status of the situation, as well as the impact on your financial statements during each of the periods affected.

17. Furthermore, depending on information available, supplementally advise us and expand your disclosure to discuss the implications of this unfavorable market on the assumptions and results of your impairment analysis. We may have further comment upon reviewing your response.

Definitive Proxy Statement on Schedule 14A

Determining Executive Compensation, page 22

18. We note that you compensate your executive officers so as to be competitive with "similarly situated organizations in your industry and the general market." In future filings, please disclose the companies against which you benchmark. Alternatively, advise.

Annual Incentive Bonus, page 25

19. In future filings, please disclose the nature and amount of all adjustments made to EBITDA and cash flow in order to determine the actual performance levels achieved.

20. Please disclose in future filings the formula used to determine the amount of the annual incentive bonus awarded to each executive officer, if applicable.

Other

21. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Adam D. Chibib, CFO
(512) 334-7695